

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

David T. Hamamoto
Chairman of the Board and Chief Executive Officer
399 Park Avenue, 18th Floor
New York, NY 10022

Re: NorthStar Senior Care Trust, Inc.
Registration Statement on Form S-11
Filed November 24, 2010
File No. 333-170802

Dear Mr. Hamamoto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Throughout your prospectus, you include market data provided by various entities, including the National Investment Center, the U.S. Census Bureau, and the Centers for Medicare and Medicaid Services. Please confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing such data as exhibits to the registration statement.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6.   We note that you may invest in first mortgages, as well as mezzanine and other subordinated loans. We note your disclosure on page 90 regarding your plans for operating your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

7.   We note your disclosure beginning on page 72 regarding conflicts of interest. Please revise to include disclosure regarding related party transactions pursuant to Item 404 of Regulation S-K.

Cover Page

8.	Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise accordingly. In particular, we note the disclosure in the first paragraph regarding your investment strategy and your sponsor.

Will I be notified of how my investment is doing?, page 3

9.	Please disclose that investors will not be notified of the estimated value per share until 18 months after the completion of the offering, which may be extended. We note your related disclosure on page 140.

Prospectus Summary, page 4

Investment Strategy, page 4

10.	We note that you intend to use all of the proceeds of this offering to originate, acquire and manage a portfolio of (i) commercial real estate loans in the healthcare property sector, including first mortgage loans and subordinated loans and (ii) net leased senior housing properties. Please revise to provide your intended allocation between loans and properties. In addition, please further disclose what portion of loans you intend to be subordinated as opposed to first mortgages.

11.	Please explain what you mean by "private-pay" assisted living facilities in the first paragraph and "mid-acuity" senior housing facilities in the first full paragraph on page 5.

Our Advisor, page 5

12.	We note that certain of your executive officers are expected to dedicate a majority of their time to you after you have acquired a "substantial portfolio of investments." Please clarify what you consider to be a substantial portfolio.

Competitive Advantages, page 6

13.	Please provide support for your statement in the second bulleted paragraph that your sponsor has "achieved superior operating performance as compared to industry norms."

14.	Refer to the third bulleted paragraph. Please provide support for your assertion that your sponsor has a reputation as a leading real estate lender and that it has a "strong performance record."

15.	Refer to the penultimate bulleted paragraph in this section. To the extent you choose to retain this disclosure, please balance it with the fact that your sponsor's operating cash flows have been less than total dividends and distributions for nine of the last eleven fiscal quarters. We note your related disclosure on page 99.

16. It appears that you expect to pay distributions to stockholders at a rate of at least 7.5% per annum on stockholders' invested capital. Please revise to clarify whether you are required to pay investors the annual distribution of 7.5%.

17. To the extent your sponsor chooses to maintain this support commitment, please revise to clarify what you consider to be a "substantial portfolio of income-producing investments" and clarify, if accurate, that the commitment remains in place only for the two-year period following the commencement of this offering and that you may not be able to sustain distributions at the 7.5% level after termination of the commitment agreement. Lastly, please discuss the dilution impact the support commitment would have on the existing shareholders.

Our Structure, page 7

18. Here or elsewhere where appropriate, please include a brief description of each entity in your organizational chart.

Management Compensation, page 8

19. Please tell us and discuss the difference in the approximate percentage of gross offering proceeds for the amounts of other organization and offering expenses payable to your Advisor depending upon whether you raise the minimum or maximum offering amounts.

20. Please tell us how you have estimated amounts for the reimbursement of acquisition expenses as presented. Please tell us and disclose whether the reimbursed amounts differ, similar to acquisition fees, depending upon whether the asset to be acquired is a commercial real estate loan or investment property.

21. In the "Other Organization and Offering Expenses" category, please disclose the amount paid to date. Please make the same revision to your chart on page 67.

22. Please revise the third column for the Acquisition Fee and the Reimbursement of Acquisition Expenses to clarify the disclosure presented. In this regard, please consider breaking down the information into individual columns, moving the assumptions to the narrative section or otherwise revising. Please make similar revisions to your chart on page 67.

Summary of Risk Factors, page 10

23.   Please include a bulleted risk factor related to your intention to concentrate your
        investments in one sector—*i.e.,* the healthcare property sector.

24.   We note your disclosure in the second bullet point on page 11 that "our distribution
        policy is to use cash flow from operations to make distributions" and "our sponsor
        has agreed to purchase shares of our common stock under certain circumstances."
        Please revise your disclosure in this section and throughout, including the cover, to
        remove this mitigating language. You may discuss mitigating factors elsewhere in
        the prospectus. Additionally, please clarify that you may also borrow funds and sell
        assets to pay distributions in this risk factor.

Conflicts of Interest, page 11

25.   Within each of the bullet points, please more specifically describe the potential
        impacts of these conflicts on your business.

If we only raise the minimum offering amount…, page 18

26.   In order to help investors better understand this risk, please revise your disclosure to
        indicate what amount you consider to be "substantially more than the minimum
        offering amount." Please also quantify the amount of shares that you would need to
        sell in order to achieve a diverse portfolio.

Risks Related to Conflicts of Interest, page 23

27.   Please add risk factor disclosure related to potential competition with your affiliated
        entities, both for investments and for investors. We note from your disclosure on
        page 6 that your sponsor is already a significant investor in healthcare properties,
        and we note from your disclosure on page 103 that NS REIT is still offering shares.

28.   Please add risk factor disclosure regarding the fact that, although you disclose that
        you have no plans to do so, you may sell assets to affiliates, and you are not
        prohibited from paying your advisor a disposition fee for such a sale. We note your
        related disclosure on page 74.

Adjustable rate mortgage loans…, page 27
With respect to mortgaged properties…, page 30
A borrower's form of entity…, page 31

29.   Please revise these two risk factors to disclose how they relate to your business and
        discuss the potential impact on your business. With respect to the third risk factor,
        we note that you have no borrowers to date.

Risks Related to Healthcare Industry…, page 32

30.   We note your disclosure that the healthcare industry is heavily regulated and
       healthcare reform law was recently enacted. Please revise to more specifically
       describe any risks relating to your business as a result of the recently enacted
       healthcare reform law, as applicable.

Our UPREIT structure may result in potential conflicts…, page 40

31.   Refer to the last sentence of this risk factor. Please explain the circumstances under
       which these obligations would reduce amounts received by the shareholders. We
       note from page 69 of your fee table that the 15% distribution is made only after
       shareholders receive their 7.5% return.

Management, page 54

32.   Prior to effectiveness, please update your disclosure to name your three independent
       directors. Please also indicate if any of these persons serve as a director of, or has an
       ownership interest in, another real estate investment program that is sponsored by
       your advisor. To the extent such interest exists, please include appropriate risk
       factors relating to relevant conflicts of interest.

The Advisory Agreement, page 65

33.   Refer to the first sentence of the last paragraph regarding fees paid to the advisor
       upon termination of the advisory agreement. Please clarify whether these amounts
       will be paid in the event of termination for cause.

Management Compensation, page 67

34.   We note that the dealer manager may receive "up to" 7% and 3% of gross proceeds
       in selling commissions and dealer manager fees, respectively. Please explain when
       these fees may be less than 3% and 7%.

35.   Please explain why your Acquisition Fee contemplates acquisition expenses when
       you have a separate line item for "Reimbursement of Acquisition Expenses."

36.   We note the asset management fee paid to your advisor is based on the sum of the
       costs of all investments made and of your investments in joint ventures, including
       acquisition fees, acquisition and origination expenses and any debt attributable to
       such investments. Please revise to clarify, if true, that the asset management fee is
       calculated by including amounts already paid to your advisor, such as the acquisition
       fees.

37.   We note that you will reimburse your advisor for employee costs, but not for salaries
       and benefits paid to your executive officers. Please revise to briefly explain what

you mean by employee costs.

38.   We note that where your advisor provides a "substantial" amount of services, it is entitled to a disposition fee. Please revise to clarify whether substantial means that you would not be obligated to pay selling commissions to any other party.

39.   Please refer to the middle column disclosure regarding the Special Units. Please revise the first sentence to clarify, if accurate, that the 15% distributions will only be paid out upon redemption of the units.

40.   Refer to your footnote disclosure on page 70. Please consider risk factor disclosure related to the fact that fees paid to your advisor may, in some cases, be increased substantially and still be within the limits set forth in your charter. We note, for example, your disclosure on page 74, which discusses the 6% charter limit on acquisition and origination fees, when the current advisory agreement limits acquisition fees to 2.25% for real property and 1% for loan originations.

Conflicts of Interest, page 72

Our Affiliates' Interests in Other NorthStar Entities, page 72

41.   Please describe in greater detail the other affiliated entities that directly compete with you and state whether they are currently offering shares.

Borrowing Policy, page 87

42.   Please disclose what leverage amount you expect to employ before you invest the full proceeds of this offering. Please disclose what you mean by "conservative levels of borrowing."

Prior Performance Summary, page 98

43.   Please expand your disclosure to include a discussion of the major adverse business developments or conditions experienced by any prior programs. See Item 8.A.2. of Guide 5. For example, please discuss whether any programs have lost money or produced a negative rate of return for investors. Further, please provide a cross reference to the information concerning these developments in Table III of the prior performance tables.

44.   We note your statement on page 98 that your sponsor generated an annualized return on common equity of approximately 18% based on adjusted funds from operations (AFFO) before general and administrative expenses, based on average common equity invested excluding mark-to-market adjustments, credit loss reserves and accumulated depreciation and amortization. Please explain to us in detail how you calculated such returns and why you believe such returns should be calculated before general and administration expenses and why mark-to-market adjustments, credit

loss reserves and accumulated depreciation and amortization should be excluded from the calculation. To the extent you retain such information, please balance the information with a discussion of your sponsor's net losses in 2009 and 2010, as applicable.

45.   We note the tables on page 99 and your disclosure that, during the periods presented, operating cash flows have been less than total dividends and distributions paid for 9 of the 11 fiscal quarters. Please balance this disclosure by including net income or loss for each period presented. In addition, please explain, as applicable, how the distribution yield increases as the price of your sponsor's stock decreases.

   Our Sponsor's Prior Investment Programs, page 102

46.   We note that your sponsor has managed third party capital in four real estate-related investment programs. Please tell us more specifically whether these four programs were managed for passive investors. To the extent that any entity allowed investors the ability to approve acquisitions or dispositions or otherwise shared investment control, please remove discussion of such entity from your prior performance disclosure, including tabular disclosure. In addition, please clarify whether your sponsor has managed or sponsored any programs other than the four identified.

   Description of Capital Stock, page 133

   Distributions, page 136

47.   Regarding your tabular disclosure of selected historical consolidated information for NorthStar Realty Finance Corp., please provide a reconciliation for amounts noted for fiscal year ended December 31, 2006 compared to amounts included in public filings. Please also address such inconsistencies for fiscal year ended December 31, 2006 amounts within Table III of your Prior Performance Tables.

   Tender Offers, page 144

48.   Please briefly describe the term "tender offer." In particular, please clearly describe any limits on the ability of a shareholder to purchase shares from another individual stockholder.

   Plan of Distribution, page 152

49.   Please revise to discuss the limitations, if any, on your ability to commence a follow-on offering with the same or similar terms. We note your disclosure on page 132, which seems to contemplate follow-on offerings.

Appendix A: Prior Performance Tables

50.   Please tell us why you have not included NSIO REIT in your prior performance
        tables.

51.   In the narrative introduction to Table II, you state that you have included a summary
        of the amount and types of compensation paid to the Sponsor and affiliates related to
        all other prior real estate programs. We are unable to locate this summary data.
        Please advise. Please also tell us which other prior programs are included.

52.   We note Table I on page A-2 and the "Date Offering Began" is listed as October 29,
        2004. Please tell us whether follow-on offerings have been included in the table and,
        if so, please reconcile this information with the disclosure in footnote (3) on page A-
        2.

53.   We note Table II on page A-3. Please revise to clarify, if true, in the narrative or
        elsewhere that your sponsor is an internally managed REIT that does not pay
        advisory fees and explain the fees listed as "Other (advisory fees)."

54.   Please revise Table III on page A-4 and Table III on page A-5 to provide the
        disclosure in the manner required by Industry Guide 5.

   Part II. Information Not Required in Prospectus

   Item 36. Financial Statements and Exhibits

55.   Please file all required exhibits as promptly as possible. We will review the exhibits
        prior to granting effectiveness of the registration statement and may have further
        comments after our review. If you are not in a position to file your legal and tax
        opinions with the next amendment, please provide draft copies for us to review.

56.   Please tell us why you intend to file "Form of" various agreements and
        organizational documents. Explain why you are not able to file final, executed
        agreements and organizational documents prior to effectiveness of the registration
        statement.

                                *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston, Esq.
        Alston & Bird LLP
        (404) 253-8447